ATCO
GROUP

Corporate Office

09046731

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

July 17, 2009

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549

SUPPL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5 – Dividend/Distribution Declaration

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

dlw 8/11

FILE NO. 82-34745

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Atco Ltd.

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
ACO.X	.25	CAD	07/16/2009	09/08/2009	09/30/2009
ACO.Y	.25	CAD	07/16/2009	09/08/2009	09/30/2009
ACO.PR.A	.359375	CAD	07/16/2009	08/10/2009	09/01/2009

Filed on behalf of the Issuer by:

Name: Leigh-Anne Norris
Phone: (403) 292-7579
Email: Leigh-Anne.Norris@atco.com

Submission Date: 07/16/2009
Last Updated: 07/16/2009